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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51880

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Integrated Trading and Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9505 Hillwood Drive, Suite 160

(No. and Street)

Las Vegas	Nevada	89134
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Cohen 702-360-0011

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gerald L Birch, CPA

(Name – *if individual, state last, first, middle name*)

600 N Westshore Blvd, Suite 202, Tampa, Florida 33609

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Cohen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integrated Trading and Investments, Inc., as of 2/25, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUBSCRIBED AND SWORN TO BEFORE ME
THIS 25 DAY OF FEB 2005
Donna L Hokanson
NOTARY PUBLIC

Notary Public

Signature

Pres / CEO
Title



DONNA L. HOKANSON
COMM. #1347930
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Comm. Expires Mar. 23, 2006
BCT4
BCT4

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INTEGRATED TRADING AND INVESTMENTS, INC.

Audited Financial Statements

For the year ended December 31, 2004

Gerald L. Birch, CPA, P.A.

Certified Public Accountant & Consultant

600 N Westshore Blvd, Ste 202
Tampa, FL 33609

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Integrated Trading and Investments, Inc.

I have audited the accompanying statement of financial condition of Integrated Trading and Investments, Inc. the "Company", as of December 31, 2004, and the related statements of operations, changes in stockholder's equity (deficit) and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrated Trading and Investments, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Gerald L. Birch, CPA, P.A.

February 21, 2005



CPA
The CPA. Never Underestimate The Value.

Tel: 813-727-2228
Fax: 813-289-3211
E-mail: glbirch@earthlink.net

Integrated Trading and Investments, Inc.

STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

Cash and cash equivalents	$	16,491
Commissions receivable		29,009
Other receivable		5,668
Furniture and equipment, net of accumulated depreciation of $13,397		6,712
Deferred tax asset		12,717
Securities owned, not readily marketable, no determinable market value, at cost.		9,700
TOTAL ASSETS	$	80,297

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	24,771
Income taxes payable		1,991
Deferred tax liability		2,664
STOCKHOLDER'S EQUITY		
Common stock, par value $.0001; 1,500 shares authorized, 1,000 shares issued and outstanding		1
Additional paid-in-capital		137,045
Accumulated deficit		(86,175)
TOTAL STOCKHOLDER'S EQUITY		50,871
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	80,297

See accompanying notes to financial statements.

Integrated Trading and Investments, Inc.

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2004

REVENUES		
Commissions	$	698,932
Other		22,367
		721,299
OPERATING EXPENSES		
Commissions		435,938
Management fee		24,586
Rent		73,051
Professional fees		26,660
Floor brokerage, exchange, and clearing fees		30,666
Travel and entertainment		67,729
Insurance		7,760
Loss on sale of securities		984
Other administrative expenses		79,056
OPERATING EXPENSES		746,430
NET LOSS BEFORE PROVISION FOR INCOME TAXES	$	(25,131)
PROVISION FOR INCOME TAXES		
Deferred benefit	$	(10,053)
NET LOSS FROM OPERATIONS	$	(15,078)
OTHER COMPREHENSIVE INCOME		
Reclassification adjustment for losses realized	$	3,420
COMPREHENSIVE INCOME	$	(11,658)

See accompanying notes to financial statements.

Integrated Trading and Investments, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2004

	Common Stock		Additional	Other	Accumulated	
	Number of Shares	Amount	Paid-In Capital	Comprehensive Income	Deficit	Total
Balance December 31, 2003	1,000	$ 1	137,045	(3,420)	(71,097)	62,529
Reclassification for losses realized				3,420		3,420
Net loss				-	(15,078)	(15,078)
Balance December 31, 2004	1,000	$ 1	137,045	-	(86,175)	50,871

See accompanying notes to financial statments.

Integrated Trading and Investments, Inc.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2004

CASH FLOW FROM OPERATING ACTIVITIES:		
Net loss from operations	$	(15,078)
Adjustments to reconcile net profit to net		
Cash used in operating activities		
Depreciation		3,179
Loss on sale of securities		984
Deferred taxes		(10,053)
Increase (decrease) in cash resulting from changes in:		
Commissions & other receivable		(15,519)
Other current assets		2,153
Accounts payable and accrued expenses		13,892
Income tax payable		(3,144)
CASH USED BY OPERATING ACTIVITIES		(23,586)
CASH FLOW FROM INVESTING ACTIVITIES:		
Purchase of fixed assets		(4,064)
Cash from the sale of securities		11,016
CASH PROVIDED BY INVESTING ACTIVITIES		6,952
CASH FLOW FROM FINANCING ACTIVITIES:		
		-
CASH FLOW FROM FINANCING ACTIVITIES		-
NET DECREASE IN CASH		(16,634)
UNRESTRICTED CASH - JANUARY 1, 2004		33,125
UNRESTRICTED CASH - DECEMBER 31, 2004	$	16,491

See accompanying notes to financial statements.

Integrated Trading and Investments, Inc.

Notes to Financial Statements
December 31, 2004

---

1. ORGANIZATION

Integrated Trading and Investments, Inc. (the "Company"), was formed as a for-profit Nevada corporation on May 10, 1999. Its primary business is a broker-dealer. The Company is also licensed as a resident agent for life, health and variable annuity insurance brokerage in the state of Nevada, with non-resident licenses in numerous states.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The Company conducts business as a securities broker-dealer in Las Vegas, Nevada. These statements have been prepared in accordance with established standards for securities broker-dealers.

Securities – Transactions with customers consist of acting as an introducing broker-dealer to a clearing broker-dealer in securities on a fully disclosed basis. The Company transmits all customer funds to the clearing broker-dealer, who in turn carries all the accounts of such customers. The Company records securities transactions and related commission expenses on a settlement date basis.

Cash and Cash Equivalents - The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Estimates and Assumptions - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Furniture and Equipment – Office furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of five years.

Income Taxes – The Company has lost its S-Corporation status when its key stockholder assigned his 70% of his stocks to Integrated Capital Group, Inc. on January 1, 2003.

The provision for income taxes consists of the following:

Current taxes	$ -
Deferred tax benefit	(22,770)
Benefits of operating loss carryforwards	12,717
	$ (10,053)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

Deferred tax liabilities recognized for taxable temporary differences total $2,664.
Deferred tax assets recognized for deductible temporary differences and loss carryforwards total $12,717.

The Company has the following carryforwards available at December 31, 2004.

Operating losses	
Amount	Expires
$31,793	12/31/2024

3. RELATED PARTY TRANSACTIONS

On January 1, 2003, Company's key stockholder assigned 70% of his stocks to Integrated Capital Group Inc. thus creating a holding company ownership. In a day-to-day operations company has dealings and transactions with key stockholder Bill Cohen and holding company Integrated Capital Group, Inc.

4. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company conducts business with brokers, clearing organizations and depositories. The Company's customer and correspondent clearance activities may expose the Company to the risk of loss in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. The Company monitors the credit standing of counter parties and correspondents with whom it conducts business on a periodic basis.

5. SECURITIES OWNED, NOT READILY MARKETABLE

Securities owned, not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the company. At December 31, 2004, the securities owned, not readily marketable consisted of warrants in the NASD Stock Market, Inc. with a cost basis of $9,700.

6. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $34,291, which was $29,291 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .72 to 1.

8. LEASE COMMITTMENTS

The Company leases its corporate offices under non-cancelable lease agreements. The Company has 36 months of lease contract starting from October 1, 2002 to September 30, 2005. Future minimum lease obligations as of December 31, 2004 are as follows:

Year	Amount
2005	$58,294

SCHEDULE 1

Integrated Trading and Investments, Inc.
Computation of Net Capital Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2004

Net Capital		
Total Stockholder's equity		$ 50,871
Nonallowable assets		
Other income - margin interest sharing	(168)	
Investments in NASDAQ Warrents	(9,700)	
Furniture and equipment, net	(6,712)	(16,580)
Net Capital		34,291
Aggregate Indebtedness		
Accounts payable and accrued liabilities		$ 24,771
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)		$ 1,651
Minimum dollar net capital requirement		$ 5,000
Net capital requirement (greater of above)		$ 5,000
Excess net capital		$ 29,291
Excess net capital at 1000%		$ 31,814
Ratio: Aggregate indebtedness to net capital		72%

Computation for determination of the reserve requirements of Rule 15c3-3 and information related to the possession or control requirements of Rule 15c3-3

The Company's transactions with clients consist of acting as an introducing broker-dealer to a clearing broker-dealer in securities on a fully disclosed basis. The Company transmits all customer security purchase funds directly to the clearing broker-dealer, who in turn carries all the accounts of such customers. The Company therefore meets the requirements of paragraph (k)(2)(ii) of Rule 15c3-3 and is exempt from the computation of cash reserve requirements for brokers and dealers.

SCHEDULE 1

Integrated Trading and Investments, Inc.
Computation of Net Capital Under Rule 15c3-3 of the
Securities and Exchange Commission
As of December 31, 2004

Reconciliation of the computation of net capital with the computations included in part IIA of Form X17A-5 as of the same date

Net capital per FOCUS report		$ 23,407
Changes resulting from audit adjustments:		
Decrease in bank balance	$ (5,500)	
Increase in commissions & other receivable	31,614	
Increase in fixed assets	3,737	
Increase in commissions & other payable	(25,285)	
Increase in operating expenses	(7,155)	
Decrease in income tax provision	10,053	
Increase in comprehensive income	3,420	
		10,884
Net capital per audit report		$ 34,291

Gerald L. Birch, CPA, P.A.
Certified Public Accountant & Consultant

600 N Westshore Blvd, Ste 202
Tampa, FL 33609

Independent Auditor's Report on Internal control Structure Required by SEC Rule 17a-5

Board of Directors
Integrated Trading and Investments, Inc.

In planning and performing my audit of the financial statements of Integrated Trading and Investments, Inc. for the year ended December 31, 2004, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by Integrated Trading & Investments, Inc., including tests of compliance with such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a3(a)(11) and the reserve required by rule 15c 3-3(e). I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 or Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.


CPA
The CPA. Never Underestimate The Value®.

Tel: 813-727-2228
Fax: 813-289-3211
E-mail: glbirch@earthlink.net

However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on my study, I believe that Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Gerald L Birch, CPA, P.A.

February 21, 2005